UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 333-163805

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION SALARIED SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOMINION RESOURCES, INC.

120 Tredegar Street

Richmond, VA 23219

DOMINION SALARIED SAVINGS PLAN

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee and Compensation, Governance and Nominating

Committee of the Board of Directors of Dominion Resources, Inc. and

the Trustee and Participants of the Dominion Salaried Savings Plan

Richmond, Virginia

We have audited the accompanying statements of net assets available for benefits of the Dominion Salaried Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2009, and (2) reportable transactions for the year ended December 31, 2009, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Richmond, Virginia

June 24, 2010

DOMINION SALARIED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS:
Investments at Fair Value:
Participant-directed investments	$1,705,459,112	$1,312,724,105
Nonparticipant-directed investments	211,055,303	254,124,997

Total investments	1,916,514,415	1,566,849,102

Receivables:
Accrued investment income	881	4,023
Receivables for securities sold	1,048,193	779,487
Participant contributions	437,295	1,480,097
Employer contributions	153,892	517,624

Total receivables	1,640,261	2,781,231

Cash	2,085,088	—

Total assets	1,920,239,764	1,569,630,333

LIABILITIES:
Payables for securities purchased	3,347,223	933,773
Other liabilities	1,840,931	3,103,706

Total liabilities	5,188,154	4,037,479

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	1,915,051,610	1,565,592,854

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(5,340,018)	24,631,354

NET ASSETS AVAILABLE FOR BENEFITS	$1,909,711,592	$1,590,224,208

See notes to financial statements.

DOMINION SALARIED SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2009

ADDITIONS:
Contributions:
Participant contributions	$90,193,465
Employer contributions	31,605,792

Total contributions	121,799,257

Investment Income:
Interest	1,642,789
Dividends	35,022,569
Net appreciation in fair value of investments	192,989,184
Income from Master Trust	33,987,765

Net investment income	263,642,307

Total additions	385,441,564

DEDUCTIONS:
Benefits paid to participants	68,235,950
Administrative expenses	1,515,317

Total deductions	69,751,267

NET INCREASE IN NET ASSETS BEFORE TRANSFERS	315,690,297

TRANSFER OF PARTICIPANTS’ ASSETS TO THE PLAN, NET	3,797,087

NET INCREASE IN NET ASSETS	319,487,384

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,590,224,208

End of year	$1,909,711,592

See notes to financial statements.

DOMINION SALARIED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEAR ENDED DECEMBER 31, 2009

1.	DESCRIPTION OF PLAN

The following description of the Dominion Salaried Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

a.	General—The Plan is a defined contribution plan covering all salaried employees and certain hourly employees of the Participating Companies (see Note 1.d.) who are 18 years of age or older, regular full-time or part-time employees and are scheduled to work at least 1,000 hours per year. Dominion Resources, Inc. (Dominion or the Company) is the designated Plan sponsor. The Plan administrator is Dominion Resources Services, Inc., a subsidiary of Dominion. The Bank of New York Mellon (BNY Mellon) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

b.	Contributions—Participants may contribute not less than 2% and not more than 50% of their eligible earnings, all of which may be on a tax-deferred basis, or up to 20% on an after-tax basis. Highly compensated employees may contribute not less than 2% and not more than 35% of their eligible earnings, of which up to 15% may be on a tax-deferred basis and up to 20% on an after-tax basis. Employee contributions are subject to certain Internal Revenue Code (IRC) limitations. Depending on a participant’s hire date, years of service, and the percentage of tax-deferred and after-tax contributions, Participating Companies contribute a matching amount from 1% up to 7% of the participant’s eligible earnings depending upon plan entry date.

c.	Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account includes the effect of the participant’s contributions and withdrawals, as applicable, and allocations of the Participating Companies’ contributions, Plan earnings or losses, and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

d.	Participants—Any subsidiary of Dominion may adopt the Plan for the benefit of its qualified salaried and certain hourly employees subject to approval of the Dominion Board of Directors.

e.	Vesting—Participants become vested in their own contributions and the earnings on these amounts immediately. Participants generally become vested in the Participating Companies’ matching contributions and related earnings after three years of service.

f.	Forfeited Accounts—At December 31, 2009 and 2008, forfeited nonvested accounts totaled $131,674 and $138,324, respectively. These accounts are used to reduce future contributions from the Participating Companies.

g.	Investment Options

•

Participant Contributions—Upon enrollment in the Plan, a participant may direct his or her contributions in any option (except the loan fund) in 1% increments totaling to 100%. Changes in investment options may be made at any time and participant investment election changes become effective with the subsequent pay period. The Plan provides for employee contributions to be invested in the following:

•	Dominion Stock Fund

•	Interest in Master Trust:

Stable Value Fund (BNY Mellon Fund)

Large Cap Growth Fund (RCM Fund)

Small Cap Value Fund (Lee Munder Fund)

Small Cap Growth Fund (Cadence Fund)

•	Common/Collective Trusts:

Intermediate Bond Fund

Large Cap Value Fund

S&P 500 Index Fund

Wilshire 4500 Index Fund

•	Mutual Funds:

International Equity Fund

Real Estate Fund

Target Retirement Income Fund

Target Retirement 2005 Fund

Target Retirement 2010 Fund

Target Retirement 2015 Fund

Target Retirement 2020 Fund

Target Retirement 2025 Fund

Target Retirement 2030 Fund

Target Retirement 2035 Fund

Target Retirement 2040 Fund

Target Retirement 2045 Fund

Target Retirement 2050 Fund

•

Employer Contributions—Effective January 1, 2008, Participating Companies’ matching contributions are deposited in accordance with the participant’s investment directions at the time the contribution is made. However, if the participant has not made investment directions at the time the contribution is made, the Participating Companies’ matching contributions will be automatically invested in the Target Retirement Fund corresponding with the participant’s age (assuming retirement at age 65). Prior to 2008, Participating Companies’ matching contributions were deposited in the Dominion Stock Fund and were designated as nonparticipant-directed investments. Participants may transfer 100% of the value of their nonparticipant-directed Dominion Stock Fund investments at any time. Upon transfer, such investments are considered participant-directed.

h.	Participant Loans—Participants are eligible to secure loans against their plan account with a maximum repayment period of 5 years. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of:

•	50% of the vested account balance, or

•	$50,000 (reduced by the maximum outstanding loan balance during the prior 12 months)

Loan transactions are treated as a transfer between the respective investment fund and the loan fund. The loans are interest-bearing at the prime rate of interest plus 1%. The rate is determined at the beginning of each month if a change has occurred in the prime rate. However, the rate is fixed at the inception of the loan for the life of the loan.

Participants make principal and interest payments to the Plan through payroll deductions. Any defaults in loans result in a reclassification of the remaining loan balances as taxable distributions to the participants.

i.

Payment of Benefits—On termination of service, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or defer the payment to a future time no later than the year in which the participant attains age 70 1/2. If the participant retires from the Company, he or she may elect to receive installment payments. There were no amounts payable to participants at December 31, 2009 or 2008.

j.	Flexible Dividend Options—Participants are given the choice of (1) receiving cash dividends paid on vested shares held in their Dominion Stock Fund or (2) reinvesting the dividends in the Dominion Stock Fund.

k.	Plan Changes—In November 2009, the Plan approved the following changes to participant investment funds: The Small Cap Value Fund and the Small Cap Growth Fund managed by Laudus Fund Group and Vanguard Group, respectively, as mutual funds, were replaced to be managed by Lee Munder Capital Group and Cadence Capital Management, respectively, in the Master Trust that was established for the investment of assets for the Plan and other employee benefit plans of Dominion and its subsidiaries.

l.	Plan Merger—On March 2, 2009, as a result of Dominion completing the acquisition of Cirro Energy, a Texas retail electric provider, trust assets of the former Cirro Energy Savings Plan of $1,083,298 were transferred into the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

b.	Use of Estimates—The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein. Actual results could differ from those estimates.

c.	Risks and Uncertainties—The Plan utilizes various investment instruments, including the Dominion Stock Fund, common/collective trusts, mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.

d.	Valuation of Investments—All investments are carried at fair value. See Note 6 for further information on fair value measurements. The fair valued fully benefit-responsive guaranteed investment contracts are then adjusted to contract value. See Note 5.

e.	Investment Income—Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recognized on the ex-dividend date.

Realized gains and losses on the sale of investments are determined using the average cost method.

Net investment income from mutual fund holdings includes dividend income and realized and unrealized appreciation (depreciation).

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

f.	Administrative Expenses—As permitted by law, the reasonable administrative costs of the Plan are paid from the Plan’s Trust. Dominion pays any administrative costs that are not charged to the Plan.

g.	Payment of Benefits—Distributions from the Plan are recorded when a participant’s valid withdrawal request is processed by the recordkeeper.

h.	Transfers—In addition to the Plan, Dominion also sponsors several other savings plans for employees of Dominion and certain of its subsidiaries which do not participate in this Plan. If participants change employment among Dominion and its covered subsidiaries during the year, their account balances are transferred into the corresponding plan. For the year ended December 31, 2009, the Plan transferred $134,968 and $2,848,757 of participants’ assets to and from other plans, respectively.

i.	Excess Contributions Payable—The Plan is required to return contributions received during the Plan year in excess of the IRC limits to Plan participants.

3.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2009 and 2008 are as follows:

	2009	2008
Dominion Stock Fund:
Participant-directed—10,240,771 and 8,767,287 units, respectively	$398,570,798	$314,219,554
Nonparticipant-directed—5,422,798 and 7,090,541 units, respectively	211,055,303	254,124,997
Interest in BNY Mellon Fund, 20,797,456 and 20,517,249 units, respectively	455,541,232	404,618,411
S&P 500 Index Fund, 15,050,351 and 14,206,469 units, respectively	149,325,651	111,399,829
International Equity Fund, 2,960,826 units in 2009; did not represent 5% or more of the Plan’s assets in 2008	113,518,061	—

During the year ended December 31, 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Investments at Fair Value:
Dominion Stock Fund	$50,372,543

Common/Collective Trust Funds:
Intermediate Bond Fund	5,434,527
Large Cap Value Fund	8,079,550
S&P 500 Index Daily Fund	30,812,832
Wilshire 4500 Index Fund	14,094,931

58,421,840

Mutual Funds:
International Equity Fund	27,791,250
Small Cap Value Fund	5,649,656
Small Cap Growth Fund	10,151,246
Real Estate Fund	7,227,600
Target Retirement Income Fund	395,706
Target Retirement 2005 Fund	506,213
Target Retirement 2010 Fund	2,863,936
Target Retirement 2015 Fund	4,883,602
Target Retirement 2020 Fund	6,657,786
Target Retirement 2025 Fund	5,756,214
Target Retirement 2030 Fund	2,618,668
Target Retirement 2035 Fund	2,847,040
Target Retirement 2040 Fund	1,762,093
Target Retirement 2045 Fund	3,685,956
Target Retirement 2050 Fund	1,397,835

84,194,801

Net appreciation in fair value of investments	$192,989,184

4.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about net assets and the significant components of changes in net assets relating to nonparticipant-directed investments as of December 31, 2009 and 2008, and for the year ended December 31, 2009, is as follows:

	December 31, 2009	December 31, 2008

Net assets—Dominion Stock Fund	$211,055,303	$254,124,997

Year Ended December 31, 2009
Changes in Net Assets:
Interest	$1,884
Dividends	15,225,426
Net appreciation in fair value of investments	26,483,165
Benefits paid to participants	(10,321,275)
Administrative expenses	(14,902)
Participant transfers, net	(73,223,594)
Rollover distributions	(1,220,398)

Net change	(43,069,694)
Dominion Stock Fund—Beginning of year	254,124,997

Dominion Stock Fund—End of year	$211,055,303

5.	PLAN INTEREST IN MASTER TRUST

The Plan’s investments in the BNY Mellon Fund, the RCM Fund, the Lee Munder Fund and the Cadence Fund are held in a Master Trust that was established for the investment of assets for the Plan and other employee benefit plans of Dominion and its subsidiaries. BNY Mellon holds the assets of the Master Trust.

BNY Mellon Fund—As of December 31, 2009 and 2008, the Plan’s interest in the net assets of the BNY Mellon Fund was approximately 71%. Investment income and administrative expenses relating to the BNY Mellon Fund are allocated to the individual plans based upon average monthly balances invested by each plan. The BNY Mellon Fund invests primarily in two types of benefit-responsive guaranteed investment contracts (GICs) described below, which are stated at fair value and then adjusted to contract value. The fair value of synthetic GICs is based on the fair value of the underlying investments as determined by the issuer of the synthetic GICs based on quoted market prices and a fair value estimate of the wrapper contract. Fair market value of the wrapper is estimated by BNY Mellon using an internal model. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals and administrative expenses.

(1)	Fixed Maturity Synthetic Guaranteed Investment Contracts—General fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the BNY Mellon Fund and a benefit responsive, book value wrap contract purchased for its portfolio. The wrap contract provides book value accounting for the asset, so that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, fixed maturity synthetic GICs are held to maturity. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased and the contract will have an interest crediting rate not less than 0%.

Variable synthetic GICs consist of an asset or collection of assets that are managed by a bank or insurance company and are held in a bankruptcy remote vehicle for the benefit of the BNY Mellon Fund. The contract is benefit responsive and provides next day liquidity at book value. The crediting rate on this product resets every quarter based on the then current market index rates and an investment spread. The investment spread is established at time of issuance and is guaranteed by the issuer for the life of the investment.

(2)	Constant Duration Synthetic Guaranteed Investment Contracts—Constant duration synthetic GICs consist of a portfolio of securities owned by the BNY Mellon Fund and a benefit responsive, book value wrap contract purchased for its portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, so that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first put together and the contract will have an interest crediting rate of not less than 0%.

Certain Plan-initiated events, such as plan termination, bankruptcy and mergers, may limit the ability of the Plan to transact at contract value. In general, issuers may terminate the contracts and settle at other than contract value if the qualification status of the Plan changes, there is a breach of material obligations under the contract and misrepresentation by the contract holder, or the underlying portfolio fails to conform to the pre-established investment guidelines. The Plan Sponsor does not believe that any events that may limit the ability of the Plan to transact at contract value are probable.

Average yields:

	2009	2008

Based on annualized earnings*	2.89%	4.56%
Based on interest rate credited to participants**	2.33%	4.02%

*	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.
**	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

The following tables present the value of the undivided investments and related investment income in the BNY Mellon Fund:

	December 31, 2009	December 31, 2008

GICs	$433,430,974	$516,562,223
Cash equivalents	196,247,662	46,820,741
Common/collective trust	5,422,134	5,237,257
Interest receivable	1,357,842	2,022,985
Receivables	140,932	694,984

Total at fair value	636,599,544	571,338,190
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(7,462,448)	34,780,506

Total at contract value	$629,137,096	$606,118,696

Net investment income for the BNY Mellon Fund is as follows:

Year Ended December 31, 2009

Interest	$21,988,964
Net investment appreciation	195,490
Less: Investment expenses	(1,068,248)

Total	$21,116,206

RCM Fund—As of December 31, 2009 and 2008, the Plan’s interest in the net assets of the RCM Fund was approximately 79%. The RCM Fund invests primarily in corporate stocks, which are stated at fair value based on the closing sales price reported on the New York Stock Exchange on the last business day of the Plan year. Investment income and administrative expenses relating to the RCM Fund are allocated to the individual plans based upon average monthly balances invested by each plan.

The following tables present the value of the undivided investments and related investment income in the RCM Fund:

	December 31, 2009	December 31, 2008

Corporate stocks	$68,181,421	$46,508,799
Cash equivalents	1,446,394	1,331,783
Payables	(630,087)	(55,157)
Receivables	112,539	5,020

Total	$69,110,267	$47,790,445

Net investment income for the RCM Fund is as follows:

Year Ended December 31, 2009

Interest	$5,474
Dividends	706,864
Net investment appreciation	18,642,558
Less: Investment expenses	(335,233)

Total	$19,019,663

Lee Munder Fund—In November 2009, the former Small Cap Value Fund managed by Laudus Fund Group as a mutual fund was replaced to be managed by Lee Munder Capital Group in the Master Trust. As of December 31, 2009, the Plan’s interest in the net assets of the Lee Munder Fund was approximately 84%. The Lee Munder Fund invests primarily in corporate stocks, which are stated at fair value based on the closing sales price reported on the New York Stock Exchange on the last business day of the Plan year. Investment income and expenses relating to the Lee Munder Fund are allocated to the individual plans based upon average monthly and quarterly balances, respectively, invested by each plan.

The following tables present the value of the undivided investments and related investment income in the Lee Munder Fund:

December 31, 2009

Corporate stocks	$57,892,705
Cash equivalents	171,837
Receivables	287,848

Total	$58,352,390

Net investment income for the Lee Munder Fund is as follows:

Year Ended December 31, 2009

Interest	$1,662
Dividends	132,387
Net investment appreciation	3,288,656
Less: Investment expenses	(63,616)

Total	$3,359,089

Cadence Fund—In November 2009, the former Small Cap Growth Fund managed by Vanguard Group as a mutual fund was replaced to be managed by Cadence Capital Management in the Master Trust. As of December 31, 2009, the Plan’s interest in the net assets of the Cadence Fund was approximately 84%. The Cadence Fund invests primarily in corporate stocks, which are stated at fair value based on the closing sales price reported on the New York Stock Exchange on the last business day of the Plan year. Investment income and expenses relating to the Cadence Fund are allocated to the individual plans based upon average monthly and quarterly balances, respectively, invested by each plan.

The following tables present the value of the undivided investments and related investment income in the Cadence Fund:

December 31, 2009

Corporate stocks	$55,533,811
Cash equivalents	2,781,831
Payables	(188,690)
Receivables	44,588

Total	$58,171,540

Net investment income for the Cadence Fund is as follows:

Year Ended December 31, 2009

Interest	$2,366
Dividends	70,377
Net investment appreciation	2,568,948
Less: Investment expenses	(74,178)

Total	$2,567,513

6.	FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants at the measurement date. Fair value measurements assume that the transaction occurs in the principal market for the asset or liability (the market with the most volume and activity for the asset or liability from the perspective of the reporting entity), or in the absence of a principal market, the most advantageous market for the asset or liability (the market in which the reporting entity would be able to maximize the amount received or minimize the amount paid). The Plan applies fair value measurements to the Plan’s investments in accordance with the requirements described above.

The Plan maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring the fair value of its investments. Fair value is based on actively-quoted market prices, if available. In the absence of actively-quoted market prices, the Plan seeks price information from external sources, including broker quotes and industry publications. When evaluating pricing information provided by brokers and other pricing services, the Plan considers whether the broker is willing and able to trade at the quoted price, if the broker quotes are based on an active market or an inactive market and the extent to which brokers are utilizing a model if pricing is not readily available. If pricing information from external sources is not available, or if the Plan believes that observable pricing is not indicative of fair value, judgment is required to develop the estimates of fair value. In those cases, the Plan must estimate prices based on available historical and near-term future price information and certain statistical methods, including regression analysis that reflect market assumptions.

The Plan’s investments and interest in the Master Trust are valued based on the values of the investments and the underlying investments of the Master Trust, respectively, which have been determined as follows:

•

Securities—Investments in U.S. government securities, corporate debt instruments, common and preferred stock, registered investment companies and mutual funds are presented at fair value using quoted market prices in active markets, quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in inactive markets.

•

Common/Collective Trusts—Investments in the common/collective trusts are stated at fair value, which has been determined based on the unit value of each fund. Unit values are determined by dividing the net asset value of the fund (based on the fair value of the underlying investments) by the total number of units outstanding.

•

Loans to Participants—Loans to participants are stated at cost which approximates fair value. Loan transactions are treated as a transfer between the respective investment fund and the loan fund. The loans are interest-bearing at the prime rate of interest plus 1%. The rate is determined at the beginning of each month if a change has occurred in the prime rate. However, the rate is fixed at the inception of the loan for the life of the loan. Participant loan repayments, including interest, are returned to the participant’s account.

The Plan utilizes the following fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value, into three broad levels:

a.	Level 1—Quoted prices (unadjusted) in active markets for identical assets and liabilities that the Plan has the ability to access at the measurement date.

b.	Level 2—Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable for the asset or liability, including quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived from observable market data by correlation or other means.

c.	Level 3—Unobservable inputs for the asset or liability, including situations where there is little, if any, market activity for the asset or liability.

The fair value hierarchy gives the highest priority to quoted prices in active markets (Level 1) and the lowest priority to unobservable data (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. The lowest level input that is significant to a fair value measurement in its entirety determines the applicable level in the fair value hierarchy. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability.

Fair value measurements are separately disclosed by level within the fair value hierarchy with a separate reconciliation of fair value measurements categorized as Level 3.

Plan Investments

The following table presents the Plan’s investments that are measured at fair value for each hierarchy level as of December 31, 2009 and 2008:

	2009				2008
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Dominion Stock Fund	$—	$609,626,101	$—	$609,626,101	$—	$568,344,551	$—	$568,344,551
Common/Collective Trusts:
U.S. equity	—	248,473,915	—	248,473,915	—	179,100,666	—	179,100,666
Fixed income	—	61,520,627	—	61,520,627	—	42,832,142	—	42,832,142
Mutual Funds:
International Equity Fund	113,518,061	—	—	113,518,061	75,548,799	—	—	75,548,799
Small Cap Value Fund	—	—	—	—	42,078,471	—	—	42,078,471
Small Cap Growth Fund	—	—	—	—	23,022,205	—	—	23,022,205
Real Estate Fund	35,112,013	—	—	35,112,013	35,790,134	—	—	35,790,134
Target Retirement Funds	215,353,670	—	—	215,353,670	135,131,838	—	—	135,131,838
Loans to participants	—	—	24,297,911	24,297,911	—	—	22,649,472	22,649,472

	$363,983,744	$919,620,643	$24,297,911	$1,307,902,298	$311,571,447	$790,277,359	$22,649,472	$1,124,498,278

The following table presents the change in the Plan’s loans to participants that are measured at fair value and included in the Level 3 fair value category:

Level 3 Plan Investments

Balance at December 31, 2008	$22,649,472
Purchases, sales and settlements, net	1,648,439

Balance at December 31, 2009	$24,297,911

Investments Held in Master Trust

The following table presents the investments held in the Master Trust for the Plan and other employee benefit plans of Dominion and its subsidiaries that are measured at fair value for each hierarchy level as of December 31, 2009 and 2008:

	2009				2008
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Master Trust(1):
BNY Mellon Fund	$—	$—	$636,599,544	$636,599,544	$—	$—	$571,338,190	$571,338,190
RCM Fund	—	69,110,267	—	69,110,267	—	47,790,445	—	47,790,445
Lee Munder Fund(2)	—	58,352,390	—	58,352,390	—	—	—	—
Cadence Fund(2)	—	58,171,540	—	58,171,540	—	—	—	—

	$—	$185,634,197	$636,599,544	$822,233,741	$—	$47,790,445	$571,338,190	$619,128,635

(1)	As discussed in Note 5, the Plan’s interest in the net assets of the Master Trust at December 31, 2009 and 2008 is as follows: BNY Mellon Fund (71% for both periods), RCM Fund (79% for both periods), Lee Munder Fund (84% for 2009) and Cadence Fund (84% for 2009).
(2)	Prior to November 2009, Lee Munder Fund and Cadence Fund were formerly Small Cap Value Fund and Small Cap Growth Fund, respectively, managed by the Laudus Fund Group and the Vanguard Group, respectively, as mutual funds.

The following table presents the change in the investments held in the Master Trust for the Plan and other employee benefit plans of Dominion and its subsidiaries that are measured at fair value and included in the Level 3 fair value category:

Level 3 Investments Held in Master Trust

Balance at December 31, 2008	$571,338,190
Actual return on plan assets:
Relating to assets still held at the reporting date	61,837,935
Purchases, sales and settlements, net	3,423,419

Balance at December 31, 2009	$636,599,544

The gains and losses on investments held in the Master Trust included in the Level 3 fair value category, including those attributable to the change in unrealized gains and losses relating to assets still held at the reporting date, were classified in income from Master Trust in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2009.

7.	FEDERAL INCOME TAX STATUS

The Plan is a qualified employees’ profit sharing trust and employee stock ownership plan under Sections 401(a), 401(k) and 404(k) of the IRC and, as such, is exempt from federal income taxes under Section 501(a). Pursuant to Section 402(a) of the IRC, a participant is not taxed on the income and pre-tax contributions allocated to the participant’s account until such time as the participant or the participant’s beneficiaries receive distributions from the Plan.

The Plan obtained its latest determination letter on December 5, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter; however, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of Common/Collective Trusts and a Master Trust managed by BNY Mellon. BNY Mellon is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each investment fund.

At December 31, 2009 and 2008, the Plan’s investment in the Dominion Stock Fund included 15,663,569 and 15,857,828 shares, respectively, of common stock of Dominion, the Plan sponsor, with a cost basis of approximately $522 million and $530 million, respectively. During the year ended December 31, 2009, the Plan recorded dividend income related to Dominion common stock of approximately $28 million.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

	December 31, 2009	December 31, 2008

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS:
Net assets available for benefits per the financial statements	$1,909,711,592	$1,590,224,208
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	5,340,018	(24,631,354)

Net assets available for benefits per the Form 5500, at fair value	$1,915,051,610	$1,565,592,854

		Year Ended December 31, 2009
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS:
Net increase in net assets per the financial statements		$319,487,384
Net change in adjustment from contract value to fair value for fully benefit-responsive investment contracts		29,971,372

Net increase in net assets per the Form 5500		$349,458,756

10.	PLAN TERMINATION

Although they have not expressed any intention to do so, the Participating Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of any termination of the Plan, or upon complete or partial discontinuance of contributions, the accounts of each affected participant shall become fully vested.

11.	SUBSEQUENT EVENT

In the first quarter of 2010, Dominion announced a workforce reduction program that is expected to reduce its total workforce by approximately 9% during 2010. Employees leaving Dominion as part of the workforce reduction program have a choice to remain in the Plan. Dominion is currently evaluating the impact, if any, that this program will have on the Plan.

SUPPLEMENTAL SCHEDULES

DOMINION SALARIED SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2009

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

*	Dominion Resources, Inc.	Dominion Stock Fund	$522,464,415	$609,626,101

		Common/Collective Trusts:
*	The Bank of New York Mellon	EB Temporary Investment Fund	4,272,378	4,272,378
*	The Bank of New York Mellon	Intermediate Bond Fund	48,155,964	57,248,249
	KeyBank National Association	Large Cap Value Fund	39,456,631	40,876,751
*	The Bank of New York Mellon	S&P 500 Index Fund	132,501,049	149,325,651
*	The Bank of New York Mellon	Wilshire 4500 Index Fund	52,997,644	58,271,513

			277,383,666	309,994,542

		Mutual Funds:
	Capital Research & Management Co.	International Equity Fund	116,547,584	113,518,061
	Morgan Stanley Investment Management	Real Estate Fund	37,418,839	35,112,013
	The Vanguard Group, Inc.	Target Retirement Income Fund	4,546,530	4,597,438
	The Vanguard Group, Inc.	Target Retirement 2005 Fund	4,320,705	4,308,038
	The Vanguard Group, Inc.	Target Retirement 2010 Fund	20,547,947	19,968,972
	The Vanguard Group, Inc.	Target Retirement 2015 Fund	37,233,351	35,016,020
	The Vanguard Group, Inc.	Target Retirement 2020 Fund	47,148,136	44,269,765
	The Vanguard Group, Inc.	Target Retirement 2025 Fund	32,839,235	31,310,238
	The Vanguard Group, Inc.	Target Retirement 2030 Fund	16,074,370	15,209,141
	The Vanguard Group, Inc.	Target Retirement 2035 Fund	13,293,456	13,393,442
	The Vanguard Group, Inc.	Target Retirement 2040 Fund	14,834,784	14,427,525
	The Vanguard Group, Inc.	Target Retirement 2045 Fund	21,570,728	19,992,416
	The Vanguard Group, Inc.	Target Retirement 2050 Fund	12,655,550	12,860,675

			379,031,215	363,983,744

		Loans to Participants (range of interest rates —4.25% to 10.50% and range of maturity dates—1/1/10 to 7/20/17)	24,297,911	24,297,911

	Total investments excluding interest in Master Trust		$1,203,177,207	$1,307,902,298

*	A party-in-interest as defined by ERISA.

DOMINION SALARIED SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j—

SCHEDULE OF REPORTABLE TRANSACTIONS

YEAR ENDED DECEMBER 31, 2009

Single Transactions in Excess of Five Percent of Plan Assets:

There were no reportable transactions.

Series of Transactions in Excess of Five Percent of Plan Assets:

Shares/ Units	(a) Identity of Party Involved	(b) Descriptions of Asset (include interest rate and maturity in case of a loan)	Number of Transactions	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(i) Net Gain or (Loss)

2,340,724	*Dominion Stock Fund	Corporate Stock-Common	227	$77,137,481	$—	$—	$—

2,353,951	*Dominion Stock Fund	Corporate Stock-Common	370	—	79,977,638	78,355,153	1,622,485

*	A party-in-interest as defined by ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Resources Services, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION SALARIED SAVINGS PLAN
(name of plan)

Date: June 24, 2010	/s/ Steven A. Rogers
Steven A. Rogers
Chair, Dominion Resources Services, Inc. Administrative Benefits Committee